 Exhibit 99.2
FIELD TRIP HEALTH LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Expressed in Canadian dollars, unless otherwise noted)

Management’s Discussion and Analysis
For the three months ended JUNE 30, 2022 and 2021
DATED: AUGUST 15, 2022
This Management’s Discussion and Analysis (“MD&A”) for the three months ended June 30, 2022 and 2021, provides detailed information on the operating activities, performance and financial position of Field Trip Health Ltd. on a consolidated basis (“We”, the “Company” or “Field Trip”). This discussion should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2022 and fiscal year ended March 31, 2021 (“audited consolidated financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2023, is referred to as the “current fiscal year”, “fiscal 2023”, or using similar words. The Company’s current three months ended June 30, 2022, is referred to as the “current fiscal quarter”, “first quarter of fiscal 2023”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by Field Trip that address activities, events or developments that Field Trip expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Field Trip’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of Field Trip, and developments related to, Field Trip after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of Field Trip’s business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by Field Trip, changes in laws or regulatory requirements, the market for Field Trip’s services, uptake of training in psychedelic assisted psychotherapy by licensed professionals, interest in and uptake of the various treatment programs by therapists and patients, the ability of management to realize, sustain and continue optimization of its clinical operations, the impact of the COVID-19 pandemic and its variants, the business objectives of Field Trip and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to Field Trip and the use of such funds, the healthcare industry in Canada and the United States (“U.S.”), the ability of Field Trip to operate the Clinics (as defined below), the construction and commencement of construction of additional Clinics, the development and the ability of Field Trip to generate patient member growth. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flow and continued operations as a going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of Field Trip; speculative nature of an investment in the securities of Field Trip; limited operating history as a public company; a significant number of common shares of Field Trip (the “Common Shares”) are owned by a limited number of existing shareholders; the expected future losses of Field Trip and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; changes to legislation; the possible engagement in misconduct or other improper activities by employees; the expansion of Field Trip’s business through acquisitions or collaborations; risks related to third-party licenses; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of Field Trip to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; Field Trip’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Field Trip’s industry; foreign currency exchange rate fluctuations and its effects on Field Trip’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; non-compliance with laws; medical personnel operating out of Field Trip clinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
For a more detailed discussion of risks and other factors, see Field Trip’s amended Annual Information Form (“AIF”) June 29, 2022 under the heading “Risk Factors”, or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Field Trip’s SEDAR and EDGAR profiles.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Field Trip’s expected financial and operating performance and Field Trip’s plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent Field Trip’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Field Trip’s views as of the date of such documents, unless otherwise indicated in such documents. Field Trip anticipates that subsequent events and developments may cause its views to change. However, while Field Trip may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
OVERVIEW
Corporate Structure
The Company was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta) and adopted the name “Newton Energy Corporation”. On September 30, 2020, in connection with the Transaction (as defined below), the Company filed articles of amendment to: (i) consolidated its outstanding Common Shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”
On October 1, 2020: (i) the Company and Field Trip Psychedelics Inc. (“FTP”) completed a series of transactions resulting in a reorganization of FTP and the Company and pursuant to which the Company became the direct parent and sole shareholder of FTP; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the Canada Business Corporations Act (the “Continuance”) by Certificate and Articles of Continuance ((i) – (iii) collectively referred to as the “Transaction”). The Transaction constituted a Reverse Takeover of the Company by FTP under applicable securities laws.
The Common Shares were listed on the NEX board of the TSX Venture Exchange (the “TSXV”) until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the Canadian Securities Exchange (the “CSE”) on October 6, 2020 under the symbol “FTRP” and were also posted for trading on the OTCQX Best Market (“OTCQX”) on January 28, 2021 under the symbol “FTRPF”. The Common Shares were subsequently delisted from the CSE and listed on the Toronto Stock Exchange (“TSX”) on June 7, 2021 under the ticker symbols “FTRP” and “FTRP.WT”.
On July 29, 2021, the Common Shares commenced trading on the NASDAQ Global Select Market (“NASDAQ”) under the ticker symbol “FTRP”. Concurrent with the NASDAQ listing, Field Trip’s Common Shares ceased to be quoted on the OTCQX. The Company previously completed the process to ensure its shares are eligible for electronic clearing and settlement through the Depository Trust Company (DTC).
The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3. The following diagram describes the subsidiaries of Field Trip, their place of incorporation and continuance or formation.
Field Trip Reorganization
On August 11, 2022, Field Trip completed its previously announced reorganization which resulted in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Field Trip transferred the entirety of its clinics in Canada, United States and the Netherlands, its botanical research in Jamaica and part of its corporate operations in Canada and United States (the “Clinic Operations”) to Field Trip H&W. See Key Highlights and Recent Developments — Spinout Transaction for details.
Business of the Company
Field Trip is a leader in the development and delivery of psychedelic-assisted therapies (“PAT”). The use of PAT is gaining traction in response to clinical research and academic studies showing evidence of their safety and efficacy in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder, which are part of a growing, global mental health crisis.

The Company’s focus is to develop proprietary, competitive, and differentiated PAT (both through novel psychedelic molecules and innovation in therapeutic protocols), with a view to achieving the best patient outcomes in the treatment of mental health and mood disorders. Field Trip Discovery Division (“FT Discovery”) develops next generation pharmaceuticals and executes through contract research and contract manufacturing organizations. FT Discovery’s lead RE104 program (formerly known as FT-104) is a clinical-stage, proprietary molecule, which will be tested for potential use in treatment-resistant depression and postpartum depression. RE104 is a prodrug of 4-hydroxy- diisopropyltryptamine (4-HO-DiPT), a known substance with structure and pharmacological properties similar to psilocybin and psychedelic properties which lasts for only 2-3h, according to anecdotal evidence of its illicit use. As a prodrug, RE104 has improved chemical and in-vivo properties that make it a potentially superior candidate for development. RE104 was granted patent protection on April 5, 2022 with claims for composition of matter, methods of manufacturing, formulations and methods of use for a series of hemi-ester tryptamines, including RE104. RE104 has completed the requisite preclinical studies to demonstrate safety and began its Phase 1 human clinical research during the current quarter. FT Discovery is exploring pipeline developments. The RE200 Group (formerly known as FT-200 Group) is a series of new chemical entity (“NCE”) serotonin-2A agonist structures with improved pharmacological selectivity, specifically designed to improve on efficacy and safety relative to classical psychedelics, more specifically by reducing serotonin-2B agonism to improve on potential cardiovascular safety issues related to classical psychedelic molecules. See FT Discovery — Advanced Research and Drug Development.
FT Health operates Clinics across North America and Europe providing ketamine-assisted psychotherapy (“KAP”) and psilocybin-assisted therapies where permitted under various programs. The Clinics operated by FT Health primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing its medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of PAT; (ii) identify new indications with existing and novel psychedelic medicines, such as RE104 and future pipeline drugs under well-controlled conditions; and (iii) conduct clinical research studies for FT Discovery and other third parties through its Site Management Organization (“SMO”) service offering. See Other Business — Clinic Support. In addition, FT Health conducts research to drive therapeutic protocol research and innovation. See Clinics — Field Trip Health Centres. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP. See Other Business — Clinic Support.
Our digital division (“FT Digital”) develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience, in support of the FT Health business.
Field Trip Natural Products Inc. (“FTNP”) conducts botanical research in partnership with the University of the West Indies (“UWI”). FTNP’s research program comprises the study of classical and innovative cultivation techniques, as well as the identification, quantification and characterization of tryptmaine substances contained in various species of psilocybin mycelium and mushrooms (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”). See Other Business — Botanical Research.
FT Discovery — Advanced Research and Drug Development
Synthetic and natural serotonergic psychedelics act to stimulate 5HT2A receptors in the brain resulting in acute and long-term effects. In a first, acute phase, which can last for minutes to hours, there is a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. In a second extended phase, believed to extend from hours to days after a dose, the biochemistry downstream of the 5HT2A receptor can lead to changes in neuronal structure with the strengthening of connections, changes that are grouped under the term neuroplasticity. We believe neuroplastic changes induced by 5HT2A activation in in-vitro models is a good proxy or biomarker for potential clinical effects. We believe by combining psychedelic drug administration with psychotherapy both the acute and long-term effects are guided in a way to maximize improvements in mental health treatments, including in depression, anxiety and addiction.
RE104
FT Discovery is leading the development of the next generation of custom synthetic molecules targeting serotonin 5HT2A receptors. RE104 is the first drug candidate in development by FT Discovery. RE104, given the name “Isoprocin Gutarate”, is a next generation, synthetic psychedelic molecule whose design is, in part, based on a classical serotonin 2A psychedelics, which have been shown to be useful in treating a variety of mood disorders, including depression, anxiety, substance abuse. The Company has targeted Treatment Resistant Depression (“TRD”) and Postpartum Depression (“PPD”) as the lead indications for development of RE104. It is estimated that, globally, there are 322 million people who suffer from major depressive disorders1, of which approximately 33%, or 100 million people, meet the diagnostic criteria for TRD. There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first- and second-line therapies, thus TRD represents a significant unmet need for effective treatments. Postpartum depression affects about 10-15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per year.2 The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while off-label use of serotonin reuptake inhibitors (“SSRIs”) take a long time for onset and only show limited efficacy. This represents a potential concern for the safety, well-being and long-term development of the child.3
On April 5, 2022, the U.S. Patent and Trademark Office (“USPTO”) issued a Notice of Allowance for RE104 which covers the composition of matter, use and manufacturing of a family of hemi-ester compounds of hydroxytryptamines, including RE104. The granted US patent number is 11,292.765.
RE200 Group
Field Trip has initiated a second development program known as the “RE200 Group” which is focused on the development of molecules with the structure and potency of classical psychedelic molecules at the serotonin 5HT2A receptor, but with reduced or absence of activity at the serotonin 5HT2B receptor. The 5HT2B receptor is associated with cardiovascular valvulopathies, a liability that limits the use of classical psychedelic to infrequent use. Molecules from the RE200 Group Program could demonstrate broader flexibility in dosing and a broader utility, with the potential to be formulated as chronic medications. FT Discovery has discovered 2 families of molecules that may meet initial criteria, which include potency at the 5HT2A receptor target, improved selectivity with respect to the 5HT2B receptor (off-target) and potential for intellectual property. One particular family of interest presents with serotonin 2A receptor agonism, excellent potency and serotonin 2B antagonism. As weak 5HT2B antagonists, these molecules bind the 5HT2B receptor but deactivate the receptor, and therefore are not expected to produce adverse cardiovascular effects. These molecules demonstrate a variety of selectivities relative to other off-target CNS receptors in the brain. Additional in-life preclinical studies are in progress to understand how these molecules can affect behavior and therefore be best employed in clinical development.
The Company has filed two provisional patents with the USPTO relating to FT-221, a novel and potential pipeline candidate, to protect the compositions, as well as potential formulations and uses of the molecules. Further work is in progress to expand both families, strengthen the IP portfolio around the RE200 Group all the while, seeking the optimal lead candidate for preclinical development.
No assurances can be given that Field Trip will be able to meet its development timelines disclosed in this Prospectus or in any Prospectus Supplement, or that RE104, the RE200 Group molecule or any other molecule will be a viable therapeutic product.

https://jamanetwork.com/journals/jama/article-abstract/2618635

Gavin NI, Gaynes BN, et al. Obstetrics & Gynecology 2005, 106, 1071.

Murray L, Cooper PJ Int. J Psychiatry 1996, 8, 55.

Clinics — Field Trip Health Centres
The Company seeks to create a global brand of Clinics for KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing its custom protocol while under the supervision of medical professionals with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
In addition to the research and innovation focus, the Clinics operated by the Company operate as patient treatment centres where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; (ii) identify new indications with existing and novel psychedelic medicines, and (iii) conduct clinical research studies for FT Discovery and other third parties.
The Company believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, we believe the Clinics hold significant strategic value in that they enable the Company to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows the Company to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. The Company’s focus is to operate Clinics across North America and Europe to position itself as the leading global brand of trusted clinics for PAT, providing ketamine-assisted therapy in North America and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions and legal psychedelic truffles assisted therapies in The Netherlands.
In accordance with applicable laws, ketamine is the only substance used in North America and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. KAP is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting, attended by medical personnel and with accompanying psychotherapy. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with the Company’s comprehensive psychotherapy program to affect behavioral change.
Field Trip’s goal and plan is to offer the following types of services:
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KAP is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through Field Trip or through cooperative agreements with independent psychotherapists who make arrangements for Field Trip to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

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PAT is similar to KAP but combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. In the Netherlands, the Company offers PAT using legal psilocybin truffle with psychotherapy.

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Psychedelic-integration psychotherapy, which consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP or PAT, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

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Co-Operative Ketamine Program (“KAP Co-Op”) is a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may access Field Trip’s world class centers for psychedelic therapies and other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (i) Field Trip facilities and medical professionals will provide the ketamine sessions, and (ii) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient. A similar program is under development to allow approved therapists to refer patients to Field Trip for ketamine treatment under the team therapy model while retaining status as primary therapist to the client.

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“Ketamine At Home”, is a program to facilitate delivery of services offered by NUE Life Health PBC (“NUE Life”) including their at-home ketamine therapy. NUE Life is a telemedicine startup providing psychedelic-assisted therapies to patients through their online platform. Our subsidiary, Field Trip At Home Inc., acts as distribution agent for NUE Life’s services, which are purely administrative and not medical, pharmaceutical or dispensing services, and provides marketing, education, IT technology and other ancillary services. However, under this program, neither Field Trip At Home nor the Clinics will take possession of, or resell any medical services, nor participate in the dispensing of services or dispensing of drugs. Under “Ketamine At Home” (i) a medical provider affiliated or contracted with NUE Life would determine the appropriateness for ketamine for at-home administration, (ii) ketamine would be sent from pharmacy directly to the patient, and (iii) the patient would have the option of follow up appointments with NUE Life for coaching or the applicable medical provider for therapy or further treatment. In most cases, the pharmacy is also contracted with NUE Life for the purposes of acting as a collection agent or distributor; however, patients may use a compounding pharmacy of their own choice.

While the use of ketamine in KAP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the U.S.. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, Field Trip intends to explore the use of other legal methods of psychedelic-assisted psychotherapy.
Field Trip currently operates and/or owns twelve clinics, of which eleven are performing KAP and one is performing PAT (Amsterdam): Toronto, Ontario, Fredericton, New Brunswick, Vancouver, British Columbia, New York, New York, Santa Monica, California, San Diego, California, Chicago, Illinois, Atlanta, Georgia, Seattle, Washington, Washington, District of Columbia, Houston, Texas and Amsterdam, Netherlands. The U.S. Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”). Field Trip also offers training in PAT for practitioners through its training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete the Field Trip training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapies.
FT Digital has developed digital tools “Trip” and “Portal” to support patients on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at the Clinics. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as video telehealth, chat, mood monitoring, journaling, and activity tracking.
Field Trip may also enter into one or more relationships with third parties with a view to making ketamine therapy, general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services.
With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, Field Trip has decided to defer the opening of new clinics to a future date. Field Trip is in the process of subleasing commercial space for the short term in the following six locations: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas; and Miami, Florida.
Other Business — Botanical Research
Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs.

Psychedelic drug administration combined with psychotherapy can lead to improvements in conditions relating to depression and addiction, which are often a result of dysfunctional brain processing.
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. The Company’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company’s Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note, that unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
More detailed information regarding the business of the Company, as well as its operations, assets and properties, can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein.
REGULATORY ENVIRONMENT
Field Trip operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which Field Trip operates. Please refer to AIF for further information.
Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. Field Trip complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).

To Field Trip’s knowledge, the Clinics in the U.S. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and Field Trip has put in place policies designed to adhere to DEA requirements.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to Field Trip stating the Minister’s support for Field Trip’s operations in Jamaica.
Field Trip does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. Field Trip does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
The following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
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Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older (May 2019).

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Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019).

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Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

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District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department (November 2020).

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State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022 (June 2021).

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State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin (January 2021).

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Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

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Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the U.S. under the CDSA. Similar to state legalization efforts in Oregon, we cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii drawing on elements of the Oregon ballot measure. In Florida, the Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
We expect that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. We cannot comment on the regulatory framework in any such jurisdiction as it has not been created. We will assess its options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.
While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labeling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.

In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021) and the City of Toronto (January 2022). British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP. On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the United States.
In the U.S., the FDA has granted MDMA a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. FDA approval could occur within the next 2 years. Field Trip Clinics anticipate offering MDMA PAT after approval.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Research and Development Operations
As the Company’s business spans different operational models, the Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and other service providers for the conduct of its operations. The Company’s research and development activities rely on the following relationships with third parties, including (1) engagement by the Company of contract research organizations (“CRO”) regarding RE104 preclinical and clinical experimentation (the “CRO Engagement”), and (2) service agreements with the Company’s contract manufacturing organizations (“CMO”) in respect of RE104 (the “CMO Agreement” and together with the CRO Engagement, the “RE104 Agreements”). In addition, the Company has entered into appropriately negotiated services agreements or statements of work with CMO and CROs that contemplate appropriate intellectual property and confidentiality provisions.
In order to develop medicines which can be regulated, including RE104, the Company’s process must be conducted in strict compliance with the regulations of Health Canada, the FDA/DEA and other applicable federal, state, local and regulatory agencies. With respect to the RE104 Agreements, Health Canada and the FDA have indicated that RE104 is not a controlled substance and therefore does not require licenses, permits or specific approvals. While for the moment, no other jurisdiction has scheduled 4-HO-DiPT, the Company remains vigilant of this potential risk and seeks CMOs and CROs with controlled substance licenses that demonstrate their ability to handle controlled substances in an appropriate manner, in the eventuality that regulations change and RE104 is scheduled.
As of January 22, 2022, the DEA proposed to place 4 tryptamine substances on Schedule 1 of the Controlled Substances Act, including 4-Hydroxy-diisopropyltryptamine (4-HO-DiPT), the active substance contained in RE104. On July 22, 2022, after consideration of this proposal, the DEA announced its withdrawal of the proposed ruling and determined that it is appropriate to submit a new request to HHS for an updated scientific and medical evaluation and scheduling recommendation for these substances (Federal register 2022, 87 (143), 45076). The Company will continue to seek to work only with those US CMO’s holding an active DEA controlled substance license or willing to obtain one in the future, should the FDA and DEA determine that scheduling is recommended at some time in the future. If RE104 gains approval, the Company will work with the FDA to obtain appropriate scheduling of RE104 for use in the marketplace.
The Company has CMOs for API synthesis, drug product manufacturing, quality control, labeling, storage and drug product distribution, all of whom are compliant with Good Manufacturing Practices (“cGMP”) (a standard applied in the pharmaceutical industry) and who have been successfully audited by various regulatory bodies, including Health Canada and the FDA. . The Company also contracts preclinical and clinical CROs to perform animal and human testing. All are compliant with applicable regulations, including Good Laboratory Practices (“GLP”) and Good Clinical Practices (“GCP”)..
RE104 is entering the clinical stage of development and undertaking activities including: (1) continual optimization and standardization of Chemistry-Manufacturing and Controls (“CMC”) by our CMO partners, including additional chemical characterization, synthesis, process optimization, process scale-up stability, and development of analytical methodology to ensure and improve upon drug substance quality, and (2) continual and ongoing non-clinical (same as preclinical) activities (“NCA”) by certain CMO partners that measure performance (pharmacokinetics) and safety (toxicology; safety pharmacology, genotoxicity) using a variety of in-vitro and in-vivo experimental assays and tests and (3) Phase 1 clinical activities with our CMO partners wherein the objectives are to understand the safety and pharmacokinetics of RE104 in healthy human volunteer participants, as well as characterize the intensity, duration and subjective feeling of the psychoactive experience by the participant in the study.
The CMO is reliant on suppliers for starting materials to produce RE104. The preclinical CRO is reliant on suppliers to carry out in-vitro and in-vivo assays, such as analytical kits, biological reagents and animal models. The clinical CRO is reliant upon and subcontracts to a Principal Investigator (PI) and a clinical research site who will host and oversee the dosing of participants in the study, bioanalytical service providers for screening assays for inclusion/exclusion, as well as the analysis of blood samples after dosing of RE104, as well as several other contractors responsible for the proper conduct of the study. The Company, along with the CMOs and CROs, only source from reputable and approved suppliers and service providers who hold the proper authorizations and approvals. Quality audits are conducted on CMOs and CROs to ensure they meet applicable regulatory and quality standards. Weekly or bi-weekly meetings occur between the Company and responsible teams at CMO and CRO partner to monitor progress. A third-party regulatory group has also been engaged to assist in the development of the regulatory strategies and prepare the necessary regulatory documentation required at each stage of the development program.
Field Trip is also reliant on CMOs for various chemistry and analytical activities including the preparation of initial quantities of test compounds in the RE200 Group family of compounds. The Company will rely on third parties to help assess the relevant properties of these compounds in a variety of in-vitro and in-vivo assays. We will consider the study results from these assays in determining the potential lead compounds for development from the RE200 Group family. The Company will follow a similar path as with RE104 to develop the requisite CMC and preclinical results with GLP and GMP compliant partners before initiating clinical studies. No material engagements have been made at this date with respect to the RE200 Group project, as it is still in the laboratory/discovery phase of research.

Pharmaceutical Development and Approval Requirements — Canada
Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:
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Chemical and Biological Research — Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

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Preclinical Development — A combination of in-vitro and in-vivo studies assess the effects of the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

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Clinical Trials — Phase 1 — The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

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Clinical Trials — Phase 2 — Phase 2 trials are carried out on people with the target condition (patients), who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.

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Clinical Trials — Phase 3 — If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

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New Drug Submission — If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

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Scheduling — Most classical psychedelics and synthetic 5HT2A agonists, such as RE104 and molecules in the RE200 Group, are psychoactive substances with the potential for abuse. If either of RE104 or the RE200 Group molecule are approved as drugs, we will need to hold discussions with Health Canada to determine a risk management plan to protect against potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements — United States
Before a prescription drug product candidate may be marketed in the United States, the process required generally involves:
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completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and Manufacturing Practice regulations;

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submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin;

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for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

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submission to the FDA of a new drug application (“NDA”); and

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scheduling in collaboration with the DEA based on the drugs adverse properties, if any, related to potential abuse and addiction.

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FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The operations of the Company, as currently conducted, do not require and are not dependent on, any licenses to conduct such operations.
Clinics Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table set out in the Company’s AIF for Health Minister details concerning these regulations.
We employ medical professionals and administer psilocybin-containing truffles in our Amsterdam Centre, which is operating as an “alternative care provider” under Dutch laws.
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is Field Trip’s policy never to dictate or influence the professional judgment of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician, where required. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, Field Trip offers several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) Field Trip facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, Field Trip plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date hereof, to the best of Field Trip’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under Field Trip’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute nor is there clear judicial consideration of CPOM within this jurisdiction. However, Field Trip proposes to organize the Clinics in those jurisdictions as physician-owned PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of the Company’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In The Netherlands, Field Trip’s wellness centre expects to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, Field Trip is making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product. As Field Trip employs medical professionals in its business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and complaint procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, Field Trip would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, Field Trip will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
Field Trip’s business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. Field Trip has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
Field Trip Digital Operations
FT Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, Field Trip has all licenses required to offer the Trip App.
FT Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at Field Trip health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, Field Trip has all licenses required for Portal.
Field Trip Training Operations
Field Trip Training offers courses to medical practitioners interested in learning about KAP. As the Field Trip Training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.

Field Trip Site Management Organization Services (“SMO”)
Various regulated parties may be involved in clinical research, including a sponsor, qualified investigator, CRO, and SMO. The responsibilities of these parties vary by individual research protocol as well as the location where the research activity takes place. However, the scope of a SMO’s responsibility is generally limited to managing the site and may include submission to the Institutional Review Board or Independent Ethics Committee (IRB/IEC) for approval; patient recruitment, gathering informed consent, ensuring protocol compliance; and supporting the sponsor’s monitoring activities.
There is no specific license for an SMO. Applicable Canadian regulations require provincial medical license for the Medical Director, professional licenses for staff interacting with trial subjects, and where handling controlled substances that do not have an approved use, an exemption from the CDSA under Section 56 or Health Canada’s Special Access Programme. Similarly, US laws require a lead investigator and parties conducting research to be appropriately licensed, including DEA licensing where applicable. All SMO activities would be approved by relevant health authorities, such as the FDA or Health Canada, as applicable.
Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and the Company is relying on a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, the Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Company’s Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of the Company both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.
COMPLIANCE PROGRAM
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. The Company has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates. The programs currently in place include continued monitoring by executives of the Company to ensure that all operations conform to and comply with required laws, regulations and operating procedures. The Company further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, the Company has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of Clinics as PCs and the protocols for operations of the PCs. Similarly, the Company has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations. As a group the PCs have formed a patient advisory board with a view to obtaining patient feedback and input.
The Company has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. Field Trip has also put in place an anti-money laundering policy (the “AML Policy”) designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the United States and other jurisdictions. Through its human resources and operations departments, the Company oversees and implements training for all employees with respect to the Company’s protocols.
The Company has received legal opinions or advice in each jurisdiction where it currently operates or proposes to operate (other than jurisdictions where the applicable legislation has not yet been created or had not yet been passed into law), confirming the permissibility of the Company’s operations in such jurisdictions.
The Company’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) the Company has all necessary legal and/or regulatory approvals. See Risk Factors.
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
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Conducted first successful dosings in the RE104 Phase 1 clinical trial

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Received listing approval from the Toronto Stock Exchange Venture (“TSXV”) for FTH&W with a target listing date on or about August 17, 2022

Field Trip Discovery
RE104
RE104, or Isoprocin Glutarate, is a novel, synthetic 5HT2A receptor agonist compound. RE104 demonstrates improved stability and more importantly improved solubility relative to 4-HO-DiPT. As a prodrug, RE104 converts rapidly and completely to 4-HO-DiPT after administration. Combined, these properties result in improved drug absorption, more reproducible pharmacokinetic profiles and improved bioavailability relative to 4-HO-DiPT, making it potentially a superior drug development candidate for indications in various neuropsychiatric disorders, including mood disorders such as depression.
On July 27, 2022, the Company announced its first successful dosing of human subjects in the Phase 1 Study entitled “A Double-Blind, Randomized, Placebo-Controlled Study to Investigate the Safety, Tolerability, and Pharmacokinetics of Single, Ascending, Subcutaneous Doses of RE104 HCl In Healthy Volunteers.” This study is being conducted at PARC Clinical Research at the Royal Adelaide Hospital in Australia. The key objectives of the Phase 1 study include characterization of the safety, tolerability, pharmacokinetics and pharmacodynamic effects of RE104 over a range of doses. Subjective patient-reported measurements will include intensity and duration produced by the acute psychoactivity after administration of RE104 (see Effects of COVID-19 Pandemic on Operations in this MD&A and Impact of COVID Pandemic section in the Company’s AIF).
The USPTO published and later issued a Notice of Allowance of the patent application for RE104 (US App 17/364,047 (the “Allowed Patent”); filed June 30, 2021, priority June 30, 2020). An application under the international patent treaty (“PCT”) relating to RE104 (PCT/CA/2021050907; filed June 30, 2020) published with the International Search Report (“ISR”). The PCT is a first step before expansion into National Phase filings to protect RE104 in future major markets where Field Trip intends to pursue commercialization of RE104 should it achieve regulatory approval. The PCT application provides Field Trip with deferred patent filing rights in 150+ countries.
RE200 Group
The Company is expanding the scope of its development pipeline with a new group of molecules, termed the RE200 Group. This discovery effort is aimed at developing novel molecules with the structure of classical psychedelics, similar in potency at the target serotonin 2A receptor (5HT2A) as RE104 and psilocybin, but with reduced or the absence of activity at the off-target 5HT2B receptor which has been associated with the risk of cardiovascular toxicity. The aim of the work is that by reducing or eliminating 5HT2B activity it may allow molecules like those in the RE200 Group to be administered more frequently, such as more chronic or chronic intermittent administration or ‘microdosing’ strategies.
Based on in vitro receptor binding assay details, a family of structurally-related molecules, which meet the above criteria, have demonstrated improved selectivity for the 5HT2A receptor versus off target serotonin, 5HT1A, 5HT2B and 5HT2C receptors. On October 29, 2021 the Company filed a provisional patent application in the United States to protect the composition, as well as potential formulations and uses of the first molecule in the RE200 group. Since this time, the company has identified additional potential candidates in the RE200 group and a subsequent provisional patent application was filed on April 26, 2022. On-going work is investigating the structural features that define this class of NCE molecules and investigate their properties in in vitro assays, as well as their potential use as therapeutics by performing in vivo preclinical testing.
Field Trip Health Clinic Centres
During the quarter, the Company launched a new service offering, Field Trip at Home™ Powered by Nue Life, which provides ketamine treatments from the comfort of a person’s home. Through this arrangement, Field Trip now offers increased accessibility and convenience for those interested in pursuing the treatment outcomes of ketamine therapy outside of a clinic setting through Nue Life’s at-home and telehealth offerings. The platform provides an alternative to in-clinic care .
As of the date of this MD&A, we have 12 existing Clinics and have halted construction at the following 6 locations: Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami, Florida. With the increased focus on reaching clients through our digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of our in-person offerings, we have deferred the opening of new clinics to a future date. We intend to sublease space at these 6 locations.
Spinout of Clinic Operations
On August 11, 2022, Field Trip completed its previously announced reorganization, which resulted in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, each Field Trip share was exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip Health and Wellness Ltd. (“Field Trip H&W”). Immediately upon closing of the Arrangement, Field Trip consolidated the Reunion shares on a 5:1 basis, which is expected to cure the NASDAQ minimum bid price deficiency previously announced. Nasdaq Listing Rules require listed securities to maintain a minimum bid price of US$1.00 per share. Each Reunion shareholder received one Reunion share post consolidation for every five Reunion shares they had pre-consolidation.,
Field Trip Discovery was renamed Reunion Neuroscience Inc. (“Reunion”) and will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN” on or about August 17, 2022, concurrent with the listing of Field Trip H&W (see below). Reunion will continue to focus on the research and development of novel psychedelic molecules such as RE104.
Field Trip Health was renamed Field Trip H&W and will continue its focus on developing proprietary, competitive and differentiated PAT through innovation in therapeutic protocols, with a view to achieving the best patient outcomes in the treatment of mental health and mood disorders. Upon closing of the Spinout Transaction, Field Trip transferred its Clinic Operations to Field Trip H&W. Concurrent with closing of the Arrangement, Field Trip H&W completed a series of private placement financings, (the “Concurrent Financing”) for gross proceeds of approximately $20 million. The Company also received approval from the TSXV to list the FTHW Shares on or about August 17, 2022 under the symbol “FTHW”. Field Trip H&W will operate as a separate company with separate management teams and Boards of Directors.
We believe that the Spinout Transaction establishes two independent leading businesses in their respective categories in the emerging psychedelics industry and maximizes long-term value for the Field Trip’s shareholders. Following the Spinout Transaction, both Field Trip H&W and Reunion will:
•
have separate and focused management and governance best suited to each company’s operational and strategic needs;

•
be able to establish distinct capital structures and capital allocation plans matched to the unique strategies and requirements of each company;

•
maintain current strategic synergies through a Collaboration Agreement, which will provide access to data, assistance in protocol development, preferential access to clinical trial sites and other benefits;

•
provide differentiated investment characteristics and a focused investment thesis for long-term investors in each company.

NON-REVENUE GENERATING PROJECTS
Field Trip currently has three significant projects, which have not yet generated any revenue or significant revenues:
a.
RE104 and RE200 Group drug development;

b.
the development of its digital tools, being the “Trip” app and “Portal”; and

c.
psilocybin-producing fungi research and cultivation at its Jamaica Facility

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.
RE104
Development of the chemistry, manufacturing and controls (“CMC”) of the active ingredient, RE104, continues to progress. Scale-up batches and engineering batches have been completed and stability studies initiated. In addition, analytical controls have been developed to properly characterize the drug substance and to help define drug specifications. GMP production of the drug substance has been achieved. Production of the investigational drug product formulation for use in Phase 1 is now completed. CMC activities continue as the Company seeks to improve methods and procedures relating to production methods, quality and scale-up.
Preclinical activities continue in 2022 in order to support opening of an IND and future Phase 2 studies. The company is preparing for interactions with the US FDA through the pre-IND process during the calendar year 2022. This meeting will help to define what additional preclinical studies may be recommended prior to performing Phase 2 clinical trials in the US.
Updated budgets for the RE104 program through calendar Q1 2023 are provided in section Milestones and Available Funds.
RE200 Group
The Company has initiated a new development program known as the “RE200 Group”, which will focus on the development of molecules with the structure and potency of classical psychedelic molecules at the serotonin 5HT2A receptor, but with reduced or absence of activity at the serotonin 5HT2B receptor. The Company is exploring this family of molecules to better understand its properties and develop an intellectual property position and to identify candidates for further development. Budgets for FT Discovery include costs for chemical syntheses, assay screening, in-silico molecular modeling-docking and preliminary in vivo behavioral and pharmacokinetic studies to characterise any newly discovered molecules.
Digital Tools: Trip and Portal
During the quarter, Field Trip’s technology team has built several new enhancements to the client Portal that will be released to production in coming quarters to improve the client digital experience and create greater efficiency for back-office clinical operations and client scheduling. This quarter we’ve also released a community chat feature in our Trip application to enhance active engagement and education about psychedelics and Field Trip.
Psilocybin Research
In October 2020, the Company formally opened the Jamaica Facility. Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are being cultivated. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). The Company wishes to emphasize that the psilocybin-containing fungi in all botanical forms, whether dried or fresh, are strictly for R&D purposes and are destroyed when no longer useful.
We are cultivating in small batches more than a dozen strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have a Director of Research, 2 full-time laboratory staff on-site performing cultivation and controls, and 2 part-time laboratory assistants. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company. We expect to spend $556,000 over the next 12 months on ongoing psilocybin research (see Milestones and Available Funds). We intend to continue our psilocybin research thereafter in order to further our intellectual property portfolio through the development of optimized cultivation methods, extraction techniques and pursuit of novel molecule discovery.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate or plan to operate, including in connection with relationships with contract drug manufacturers (“CMO”) have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 and its variants remain high in many regions throughout the world including Canada, the U.S. and The Netherlands where we have existing clinic locations. Because our Clinics have been deemed “essential service”, we have been able to continue operating our Clinics, however, the health, safety and well-being of our employees and patients have been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.
From a drug development perspective, we continue to experience:
•
delayed deliverables due to temporary quarantining of critical personnel within contract organizations at CMO and CRO. The Company’s contract drug manufacturer (CMO) has moved to shift work to reduce risks of COVID transmission within the company, yet there has been occasional sickness that has delayed the completion of tasks according to original schedules. The CMO and the Company have, as needed adapted to the situations that have presented, but continued future delays could impact downstream non-clinical and clinical activities
•
delayed arrival of reagents to the CMO from chemical supplier warehouses, possibly due to shortages. Some critical supplies, such as the key starting material for the synthesis of RE104 has been stockpiled to hedge against potential future shortages. Some more common reagents have become in short supply recently. The Company monitors these activities to minimize potential impacts to timelines.

•
reduced availability or delays for scheduling of preclinical animal testing services due to increased activity in preclinical activities at selected CRO. The CRO has informed that there has been a very significant increase in requests for preclinical studies since calendar Q3 2020. The Company has reserved scheduled slots for many critical preclinical activities, well in advance of scheduling under normal circumstances. Through the quarter, we have been able to meet all timelines, however, timelines have been increasingly challenging to meet.

•
continued supply chain issues have impacted all aspects of R&D and shipping, including movement of drug products and research samples, and may delay arrival of needed materials in a timely manner. As much as possible we are attempting to reserve and/or purchase in advance of needs to ensure availability at all levels.

•
complications in recruitment should regions be impacted by lockdowns, or individually selected subjects become infected. The Company and CROs have implemented COVID protocols in the clinic and any subject impacted by COVID is excluded until free of infection.

We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.
MILESTONES AND AVAILABLE FUNDS
The final short form prospectus of the Company dated March 12, 2021 (the “SF Prospectus”), which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company, which are reproduced below. As of the date hereof, the Company has provided the status of these milestones, the actual or revised estimated costs and the revised date of expected completion thereof, if applicable. The following are “forward-looking statements”, and as such, there is no guarantee that such milestones will be achieved on the timelines indicated or at all. Forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. See “Forward-Looking Statements”.
Objective	Milestone Description	March 2021 Prospectus Estimated Cost	Actual/Revised Estimated Cost	Actual/Estimated Timeframe for Completion (based on calendar year)	Status
RE104 Development Patenting, Phase 1 Completed and Phase 2a completed	US utility and PCT patent filings	$100,000	$100,000	Q2 2021	Completed
	CMC development and pre-clinical studies completed	$2,440,000	$3,015,000	Q1 2022	Completed
	Phase 1 studies completed	$2,025,000	$6,782,000	Q4 2022	In Progress
	Phase 2 studies completed (PPD)	$9,350,000	$18,834,000	2024	Not Started
75 Operational Clinics(1)	10th clinic operational (i.e., 4 additional clinics	$1,500,000	$1,900,000	Q4 2021	Completed
Issuer Technology Platforms	Trip App available in app store	$220,000	$300,000	Q4 2021	Completed
	Patient Portal launched	$220,000	$500,000	Q1 2022	Portal completed. Further enhancements launched in Q1 2022
TOTAL:		$15,855,000	$31,431,000

Notes:
(1)
Operational Clinics include opened Clinics and Clinics under construction. With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, Field Trip announced in the previous quarter its decision to defer the opening of new clinics to a future date As of the date of this MD&A, we currently have 12 operating clinics.

Our Phase 1 supporting CMC and pre-clinical studies have been completed. A Phase 1 clinical trial protocol was developed, supplied to ethics and approved for conduct. In June, we initiated the site and are currently actively screening subjects for the Phase 1 study. We expect to complete this Phase 1 PK study within calendar Q4 2022. During the calendar year, the Company will meet with the FDA to gain additional guidance on the planned program which will initiate testing for an indication of postpartum depression (PPD). Based on agency feedback, the Company will perform any additional CMC or preclinical work required in order to initiate an IND in a timely manner after completion of the initial Phase 1 study. While dependent on agency feedback, the Company believes that a potential target start date for Phase 2 Study in PPD is calendar Q3 2023, and with study completion in calendar 2024.
Total Funds Available
As of the closing of the “bought-deal” prospectus offering pursuant to the SF Prospectus (the “March BD Offering, the Company had $107,895,033 in funds available. The table below sets out the anticipated use of the available funds and any variances to such uses from what was described in the SF Prospectus. The use of proceeds represents the anticipated costs for the next 12 months from July 1, 2022 to June 30, 2023 and assumes that no additional funds will be raised by the Company.
The current use of funds represents the total of the underspend/overspend amount and additional funds allocated. The Company notes the below variances are not expected to have a material impact on the Company’s ability to achieve its business objectives and milestones.
Use of Available Funds	March 2021 Prospectus Use of Funds (January 1 to December 31, 2021)	Amounts Spent January 1, 2021 to June 30, 2022	Additional Amounts Allocated	Current Use of Funds (July 1, 2022 to June 30, 2023)
RE104 Drug Development
US utility and PCT patent filings	$77,000	$165,954	$88,954	Nil
Nonclinical (CMC and preclinical)	$1,522,804	$2,792,918	$1,455,114	$185,000
Phase 1 Clinical (IMP and trial costs)	$2,025,000	$3,355,749	$4,461,749	$3,131,000
Phase 2 Clinical (PPD)	Nil	Nil	$7,993,000	$7,993,000
Psilocybin Fungi Research and Cultivation (Jamaica Facility)
Research and Development	$1,320,000	$734,000	$(27,000)	$559,000
Clinic Expansion
5 additional clinics (Chicago, Amsterdam, Houston, Atlanta, San Diego)	$1,270,000	$820,000	$(450,000)	Nil
13 additional clinics calendar 2022	$4,100,000	$2,143,763	$(1,956,237)	Nil
Other
Technology Platforms (Trip App and Patient Portal)	$151,000	$503,000	$491,000	$139,000
Occupancy Costs	$3,566,822	$5,312,000	$6,287,178	$4,542,000
Marketing	$2,596,677	$5,273,000	$4,243,323	$1,567,000
General and Administrative (Corporate)	$3,854,881	$12,970,000	$17,837,119	$8,722,000
Total use of funds	$20,484,184	$34,837,384	$41,191,200	$26,838,000
Unallocated working capital	$87,410,849			$46,219,648
TOTAL:	$107,895,033			$107,895,033

With respect to Clinic Expansion, no additional amounts are expected to be spent in the following 12 months. With the increased emphasis on client acquisition through its digital platforms, Trip and Field Trip at Home™, as well as ongoing efficiency improvements of its in-center offerings, Field Trip has deferred the opening of new clinics (as previously announced).
With respect to RE104 Drug Development, see Milestones and Available Funds along with Key Highlights and Recent Developments — Field Trip Discovery. The additional amounts allocated and the current use of funds for the next 12 months has been updated to reflect this.
With respect to the Jamaica Facility, we have revised our estimates based on actual spend and expect current use of proceeds of $559,000 to complete the milestone.
With respect to occupancy costs, we have allocated an additional $6,287,178 for the 12 operational clinics and are forecasting expenses of $4,542,000 over the period from July 1, 2022 to June 30, 2023.
With respect to marketing costs, we have allocated an additional $4,243,323 for patient acquisition costs and are forecasting expenses of $1,567,000 over the period from July 1, 2022 to June 30, 2023. The amount has decreased from the previously issued MD&A due to improved marketing and digital client acquisition strategies that have increased conversion of new clients as we continue to scale our revenues.
With respect to general and administrative expenses, we have allocated an additional $17,837,119 as result of our TSX and NASDAQ uplistings and ongoing insurance, professional, and consulting fee costs and are forecasting expenses of $9,239,000 for the period from July 1, 2022 to June 30, 2023.
With respect to our technology platforms, our March 2021 use of proceeds included third party development costs only. We have allocated an additional $465,000 and are forecasting expenses of $138,000 over the period from July 1, 2022 to June 30, 2023 period for our internal development and product teams to support the technology platforms.
The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. See “Risks and Uncertainties ”.
The expected use of funds represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so. As a result, management retains broad discretion in the application of the available funds, and shareholders will be relying on management’s judgment regarding such application.
See “Results of Operations” section for a discussion of occupancy costs, marketing expenditures and general and administrative expenses.
The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Forward-Looking Statements” section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risks and Uncertainties” or unforeseen events.
SELECTED CONSOLIDATED FINANCIAL DATA
Basis of Presentation
Field Trip accounted for the Clinic Operations as discontinued operations rather than continuing operations, based on the following rationale. Subsequent to the quarter, the Company obtained Board, shareholder and court approval to proceed with the Spinout Transaction and Arrangement, which closed on August 11, 2022. The timing of the Spinout Transaction close is within the one year period necessary for classification as discontinued operations. The Company also received approval from the TSXV to list the FTHW Shares on or about August 17, 2022 and the Company believes it is unlikely that this approval will be withdrawn.
Therefore, the Clinic Operations assets and liabilities are classified and presented separately as current items held for transfer in the statement of financial position and are measured at their carrying amount. Clinic Operations are excluded from the results of continuing operations and are presented as a single amount as a net loss after tax from Clinic Operations in the statement of profit or loss.
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Operating Expenses
General and administration	2,141,166	1,351,244
Research and development	2,891,921	1,386,176
Total operating expenses	5,033,087	2,737,420
Other Income (Expenses)
Interest income	17,545	123,990
Foreign exchange loss	(203,749)	(783,730)
Net Loss from continuing operations	(5,219,291)	(3,397,160)
Net Loss from Clinic Operations to be spun-out	(8,236,678)	(9,133,235)
Net Loss	(13,455,969)	(12,530,395)
Net Loss per Share – Basic and Diluted	(0.23)	(0.22)
Net Loss per Share from continuing operations – Basic and Diluted	(0.09)	(0.06)
	As at June 30, 2022	As at March 31, 2022
	$	$
Cash and cash equivalents	40,394,198	63,720,102
Restricted cash	—	776,551
Short-term investments	7,735,085	—
Accounts receivables	39,793	1,228,745
Assets held for transfer related to spinout of Clinic Operations4	38,621,143	—
Total Assets	88,067,831	102,136,369
Total Non-Current Financial Liabilities	—	26,745,396
Liabilities directly associated with the assets held for transfer related to spinout of Clinic Operations	33,702,841	—
RESULTS OF OPERATIONS
For the First Quarter of Fiscal 2023
Overview of continuing operations (Reunion)
Net loss for our first fiscal quarter of $5,219,291 was primarily due to general and administration expenses of $2,141,166 and research and development expenses of $2,891,921. Net loss for our prior year comparative quarter of $3,397,160 was primarily due to general and administration expenses of $1,351,244, research and development expenses of $1,386,176 and foreign exchange loss of $783,730. The increase in net loss from the prior year primarily reflects the Company’s focus to invest in our drug development pipeline as we began our Phase 1 clinical trial. As the Company continues its research in RE104 and RE200 Group, additional resources will be invested in our drug development pipeline.

4
Assets held for transfer related to spinout of Clinic Operations includes cash and cash equivalents of $4,128,462

Overview of Clinic Operations
For our first fiscal quarter ended June 30, 2022, we earned patient services revenues of $1,824,404 from our 12 Clinics, an increase of $957,004 or 110% over our comparative quarter ended June 30, 2021 of $526,435. Our prior year comparative quarter patient services revenues of $867,400 were generated from 6 clinics: Toronto, New York, Santa Monica, Chicago, Atlanta and Houston.
Net loss for our first fiscal quarter of $8,236,678 was primarily due to general and administration expenses of $6,336,476, patient services expenses of $2,513,949, depreciation and amortization of $1,204,670, sales and marketing expenses of $669,898 and occupancy costs of $1,227,952 which was partly offset by a foreign exchange gain of $2,333,950. Net loss for our prior year comparative quarter of $9,133,235 was primarily due to general and administration expenses of $5,603,922, patient services expenses of $1,845,625, sales and marketing expenses of $1,064,127, depreciation and amortization of $615,483, foreign exchange loss of $301,065 and occupancy costs of $376,615.
Continuing Operations
General and Administration
Components of general and administrative expenses for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Personnel costs	256,902	167,188
External services	49,103	58,685
Share-based payments	252,616	93,726
Travel and entertainment	72,672	312
Listing Expense	1,509,873	1,031,333
Total general and administration	2,141,166	1,351,244
Personnel costs include compensation paid to corporate headquarters and research and development staff. External services comprise professional and consulting fees, investor relations and insurance expenses.
For our first fiscal quarter ended June 30, 2022, general and administrative expenses totaled $2,141,166, an increase of $789,922 compared to general and administrative expenses of $1,351,244 for the comparative quarter ended June 30, 2021. This increase was primarily due to listing expenses of $478,540 which comprised of professional and consulting fees, investor relations and insurance expenses related to the NASDAQ listing, and share-based payments of $158,890.
Research and Development
Components of research and development for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
External services	1,853,672	809,883
Personnel costs	771,339	252,726
Share-based payments	241,786	42,450
Supplies and services	25,124	281,117
Total research and development	2,891,921	1,386,176

External services fees relate primarily to fees paid to third parties to further RE104 development and RE200 Group research.
For our first fiscal quarter ended June 30, 2022, research and development expenses totaled $2,891,921, an increase of $1,505,745 compared to research and development expenses of $1,386,176 for the comparative quarter ended June 30, 2021. This increase was primarily due to external services of $1,043,789 paid to a third-party CMO and CRO to further RE104 and RE200 Group development, personnel costs of $518,613 and share-based payments of $199,336, partly offset by supplies and services of $255,993. Development of the chemistry, manufacturing and controls (CMC) of the active ingredient, RE104, continues to progress. See Non-Revenue Generating Projects for a discussion of RE104 milestones and anticipated costs.
Interest Income
Components of interest income for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Interest income on bank balances	16,857	123,337
Interest income on shareholders’ loan	688	653
Total interest income	17,545	123,990
Clinic Operations
Net Loss from Clinic Operations
The following table presents the effect of the Clinic Operations in the Condensed Interim Consolidated Statements of Loss and Comprehensive Loss:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
REVENUE
Total revenue	1,824,404	867,400
OPERATING EXPENSES
General and administration	6,336,476	5,603,922
Occupancy costs	1,227,952	376,615
Sales and marketing	669,898	1,064,127
Research and development	44,305	66,938
Depreciation and amortization	1,204,670	615,483
Patient services	2,513,949	1,845,625
Total operating expenses	11,997,250	9,572,710
OTHER INCOME (EXPENSES)
Interest income	8,621	7,625
Interest expense	(406,403)	(146,587)
Other income (expense)
Foreign exchange gain (loss)	2,333,950	(301,065)
Government assistance	—	12,102
Net loss before income taxes	(8,236,678)	(9,133,235)
Income taxes	—	—
Net loss from Clinic Operations	(8,236,678)	(9,133,235)

For our first fiscal quarter ended June 30, 2022, net loss from Clinic Operations totaled $8,236,678, a decrease of $896,557 compared to net loss from Clinic Operations of $9,133,235 for the comparative quarter ended June 30, 2021. This decrease was primarily due to a more favorable foreign exchange rate of $2,635,015 and higher revenue of $957,004, partly offset by the increase in operating costs of $2,424,540 associated with operating 12 clinics during the quarter, compared to 6 clinics in the comparative quarter.
General and Administration
Components of general and administrative expenses for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Personnel costs	2,207,675	2,247,031
External services	3,357,341	1,395,357
Share-based payments	215,902	1,053,645
Travel and entertainment	163,663	375,544
IT and technology	424,933	453,566
Office and general	(33,038)	78,779
Total general and administration	6,336,476	5,603,922
Personnel costs include compensation paid to corporate headquarters, operations and medical office administration (“MOA”) staff located at our various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expenses.
For our first fiscal quarter ended June 30, 2022, general and administrative expenses totaled $6,336,476, an increase of $732,554 compared to general and administrative expenses of $5,603,922 for the comparative quarter ended June 30, 2021. This increase was primarily due to external services of $1,961,984, partly offset by lower share-based payments of $837,743 and travel and entertainment costs of $211,881. The increase in external services and office and general is primarily due to legal and professional services related to the Spinout Transaction.
Occupancy costs
Components of occupancy costs for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Operating rent expense	128,726	98,350
Taxes, maintenance, insurance	11,121	4,754
Minor furniture and fixtures	19,227	240,860
Utilities and services	71,354	32,651
Impairment of fixed assets	997,524	—
Total occupancy costs	1,227,952	376,615
Occupancy costs relate to our Toronto headquarters, 12 existing Clinics as of the date of this MD&A, 6 Clinics on hold and the Jamaica Facility.
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations.
For our first fiscal quarter ended June 30, 2022, occupancy costs totaled $1,227,952, an increase of $851,337 compared to occupancy costs of $376,615 for the comparative quarter ended June 30, 2021. The increase is mainly due to the impairment of fixed assets of $997,524 following the decision to put a hold on future clinic openings.
Sales and Marketing
Components of sales and marketing for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Brand and public relations	231,717	367,564
Conference fees	13,820	14,604
Personnel costs	94,812	141,604
Share-based payments	2,367	52,726
External marketing services	245,808	450,094
Other marketing	81,374	37,535
Total sales and marketing	669,898	1,064,127
For our first fiscal quarter ended June 30, 2022, sales and marketing expenses totaled $669,898, a decrease of $394,229 compared to sales and marketing expenses of $1,064,127 for the comparative quarter ended June 30, 2021. This decrease was primarily due to lower brand and public relations costs of $135,847 and external marketing services of $204,286, arising from channel optimization and increased focus on organic acquisition channels over paid channels.
Research and Development
Components of research and development for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Personnel costs	37,779	—
Share-based payments	1,523	77,232
Supplies and services	5,003	(10,294)
Total research and development	44,305	66,938
Research and development costs comprise personnel costs, share-based payments and supplies and services related to our Jamaica Facility. For our first fiscal quarter ended June 30, 2022, research and development expenses totaled $44,305, a decrease of $22,633 compared to research and development expenses of $66,938 for the comparative quarter ended June 30, 2021. This decrease was primarily due to lower share based payment expenses related to Jamaica Facility shares.
Depreciation and Amortization
Components of depreciation and amortization for the three months ended June 31, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Property, plant and equipment	266,931	152,983
Right of use asset	891,062	428,165
Intangible assets	46,677	34,335
Total depreciation and amortization	1,204,670	615,483

For our first fiscal quarter ended June 30, 2022, depreciation and amortization totaled $1,204,670, an increase of $589,187 compared to depreciation and amortization of $615,483 for the comparative quarter ended June 30, 2021. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases. As at June 30, 2022, we had 18 clinic leases signed in addition to leases for the Toronto headquarters and the Jamaica Facility.
Patient Services Expense
Components of patient services expenses for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Personnel costs	2,393,423	1,681,589
Share-based payments	30,201	92,354
Supplies and services	58,999	52,565
Payment provider fees	31,326	19,117
Total patient services expense	2,513,949	1,845,625
Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue.
For our first fiscal quarter ended June 30, 2022, patient services expense totaled $2,513,949, an increase of $668,324 compared to patient services expenses of $1,845,625 for the comparative quarter ended June 30, 2021. This increase was primarily due to an increase in personnel costs of $711,834 related to the 12 operating clinics during the quarter compared to 6 in the previous quarter.
Interest Income
Components of interest income for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Interest income on bank balances	8	3.223
Interest income on refundable lease deposit	8,613	4,402
Total interest income	8,621	7,625
Interest Expense
Components of interest expense for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Interest expense on leases	(405,272)	(145,611)
Interest expense on loan	(1,131)	(976)
Total interest expense	(406,403)	(146,587)

Other Income (Expense)
Components of other expense for the three months ended June 30, 2022 and 2021 were as follows:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Foreign exchange gain (loss)	2,333,950	(301,065)
Government assistance	—	12,102
Total other income (expense)	2,333,950	(288,263)
During the first fiscal quarter ended 30 June 2022, we recorded a foreign exchange gain of $2,333,950 compared to the prior year quarter loss of $301,065, arising from the strengthening of the US Dollar against the Canadian Dollar.
SELECTED FINANCIAL INFORMATION — SUMMARY OF QUARTERLY RESULTS
The following table sets out selected quarterly information including Clinic Operations for the previous 8 quarters of the Company up to June 30, 2022:
	Q1 2023 3 Months Ended June 30, 2022	Q4 2022 3 Months Ended March 31, 2022	Q3 2022 3 Months Ended December 31, 2021	Q2 2022 3 Months Ended September 30, 2021
	$	$	$	$
Revenue	1,824,404	1,724,102	1,360,811	907,816
Net Loss	(13,455,969)	(14,170,285)	(14,971,170)	(13,019,281)
Loss per share – basic and diluted	(0.23)	(0.25)	(0.26)	(0.23)
	Q1 2022 3 Months Ended June 30, 2021	Q4 2021 3 Months Ended March 31, 2021	Q3 2021 3 Months Ended December 31, 2020	Q2 2021 3 Months Ended September 30, 2020
	$	$	$	$
Revenue	867,400	526,435	316,329	94,532
Net Loss	(12,530,394)	(7,950,590)	(8,275,669)	(3,932,444)
Loss per share – basic and diluted	(0.22)	(0.18)	(0.22)	(0.16)
The decrease in net loss in the quarter ended June 30, 2022 when compared to the prior quarter ended March 31, 2022, was primarily due to more favorable foreign exchange rate on USD balances of $3,417,392, partly offset by higher general and administration expense of $1,045,040, occupancy costs of $921,154 and research and development expenses of $602,952.
Historically, the Company’s operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate. If anticipated patient services revenues in any quarter do not occur when we expect due to unexpected delays in our North American clinic rollout and the economic impact of COVID-19 outbreak, our operating results for that quarter and future quarters may be adversely affected. Furthermore, historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of Clinics opened, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for pre-clinical studies and clinical trials and the availability of funding from investors. Because of the historical variations in our operating results, our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance.

LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
Since inception, we have financed our operations primarily from the issuance of equity and, to a lesser degree, from patient revenues from our Clinics and interest income on funds available for investment. The Company’s primary capital needs are funds to advance its research and development activities and digital teletherapy tool development and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.
We have experienced operating losses and cash outflows from operations since incorporation, and will require ongoing financing to continue our research and development and digital tele-therapy development activities. We have not earned significant revenues from the Clinics, nor have we earned any revenue or reached successful commercialization of any products. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current Clinics and clinics on hold.
On July 29, 2021, Field Trip’s Common Shares commenced trading on NASDAQ under the ticker symbol “FTRP”. Our Common Shares continue to trade in Canada on the TSX under its current symbol FTRP. Being dual listed provides the Company with access to greater public funds as required.
During the current fiscal quarter ended June 30, 2022, 1,563 options were exercised for gross proceeds of $782.
On July 21, 2022, Field Trip H&W entered into a term sheet with a financial institution to provide a $6,500,000 million credit facility (the “Facility”). Subject to negotiation of definitive documents and certain covenants, the Facility may be drawn down in two tranches, being $3,000,000 at closing of the Facility and $3,500,000 following achievement of specific milestones beginning the fiscal quarter ending September 30, 2023. The Facility bears interest at the higher of Canadian Prime plus 2.30% or 6.00% and the final payment under the Facility shall be 5.00% of the funded amount, due upon the earlier of maturity or termination of the Facility. The Facility shall be interest-only through September 30, 2023, which interest-only period may be automatically extended to February 29, 2024 on achievement of the aforementioned milestones. In all cases the Facility shall amortize in 18 equal payments of principal plus interest following the interest-only period.
Upon closing of the Spinout Transaction, Field Trip H&W shall grant the financial institution a warrant to purchase shares equal to 2.0% of the amount of the Facility divided by the lower of the trailing 10-day average Field Trip H&W share price prior to closing or the Field Trip H&W share price on the day immediately prior to closing.
On July 25, 2022, Field Trip H&W secured a $2,500,000 revolving promissory note (the “Founder Promissory Note”) from the five founders of Field Trip Health Ltd. or companies owned or controlled by them (the “Founder Group”) to fund working capital requirements. The Founder Promissory Note may be drawn down subject to certain conditions being met and only after 6 months have elapsed from the listing of Field Trip H&W’s shares on the TSXV. The Founder Promissory Note bears no interest and will be available to Field Trip H&W until the earlier of (i) Field Trip H&W entering into a third-party credit facility, or (ii) one year from the listing of FTH&W Shares on the TSXV.
There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. See “Risks and Uncertainties”.

The table below sets out our cash, restricted cash and working capital as at June 30, 2022 and March 31, 2022 and includes our Clinic Operations:
	As at June 30, 2022	As at March 31, 2022
	$	$
Cash	44,522,660	63,720,102
Restricted cash	451,096	776,551
Working capital	48,479,093	60,745,087
Working capital calculation:
Current assets	56,434,484	69,177,299
Current liabilities	7,955,391	8,432,212
Working capital	48,479,093	60,745,087
The Company had $451,096 (March 31, 2022 — $675,949) of restricted cash held at the PCs which, under the terms of the Management Services Agreement, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Working capital represents the excess of current assets over current liabilities. The decrease in our cash was due to cash used in operating activities of $10,709,586, cash used in investing activities of $7,860,284 and cash used in financing activities of $429,946.
The following table shows our cash flows from operating, investing and financing activities for the three months ended June 30, 2022 and 2021:
	Three months Ended June 30, 2022	Three months Ended June 30, 2021
	$	$
Cash used in operating activities	(10,709,586)	(10,952,719)
Cash used in investing activities	(7,860,284)	(1,069,219)
Cash (used in)/provided by financing activities	(429,946)	183,967
Cash related to operating activities
During the current three months ended June 30, 2022, cash used in operating activities of $10,709,856 was primarily due to the net loss before tax of $13,455,969 and unrealized foreign exchange gain of $357,707, partially offset by net changes in non-cash working capital of $161,262 and non-cash items, including the impairment of fixed assets of $997,524, share-based payments of $744,398 and depreciation and amortization of $1,204,670.
During the comparative three months ended June 30, 2021, cash used in operating activities of $10,952,719 was primarily due to the net loss of $12,530,395 and net changes in non-cash working capital of $888,157, partially offset by non-cash share-based payments of $1,412,133, and depreciation and amortization of $615,483.
Cash related to investing activities
During the current three months ended June 30, 2022, cash used in investing activities of $7,860,284 consisted primarily of purchase of short-term investments of $7,789,921.
During the comparative three months ended June 30, 2021, cash used in investing activities of $1,069,219 consisted primarily of purchase of the acquisition of property, plant and equipment for our Atlanta, Houston and Amsterdam Clinics of $692,427, acquisition of intangible assets of $112,412 relating to digital tools “Trip” and “Portal” and refundable security deposits paid for right-of-use assets of $264,380.
Cash related to financing activities
During the current three months ended June 30, 2022, cash used in financing activities of $429,946 was primarily due to principal repayment of lease obligations of $430,728.

During the comparative three months ended 30 June 2021, cash provided by financing activities of $183,967 was primarily due to proceeds of $288,755 from the exercise of warrants, proceeds from the exercise of stock options of $68,670 and CEBA loan proceeds of $20,000, partially offset by the repayment of lease obligation of $193,458.
See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Lease obligations
The Company’s clinical operations leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:
	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	$	$	$	$	$	$	$
Total	5,062,290	743,990	654,235	618,123	614,925	479,432	1,951,585
OUTSTANDING SHARE DATA
The Company has an unlimited number of Common Shares and preferred shares authorized for issuance, of which the following Common Shares are issued and outstanding as at March 31, 2022 and 2021 as of the date hereof, on a fully-diluted basis and no preferred shares are issued and outstanding:
Class of Securities	Number of Common Share Equivalents as at June 30, 2022	Number of Common Share Equivalents as at March 31, 2022
Common Shares	58,152,352	58,150,789
Warrants	2,071,090	2,071,090
Compensation Warrants	1,034,868	1,034,868
FTP Compensation Warrants	174,384	174,384
Options to purchase Common Shares	6,312,623	6,056,540
Jamaica Facility Shares reserved for issuance	337,500	337,500
During the three months ended June 30, 2022, the Company granted 730,500 options to employees, directors and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance, and are exercisable at a price of $1.04 to $1.33 per option. The Company also issued 1,563 Common Shares on the exercise of options with an exercise price of $0.50 per Common Share.
See “Liquidity and Capital Resources” for details on options.
Warrants
No warrant was exercised during the three months ended June 30, 2022.
See “Liquidity and Capital Resources” for details on warrants.

Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between Field Trip and Darwin Inc. executed on June 3, 2020, FTP is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. shall manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.
The 1,200,000 common shares shall be issued as per following closing milestones: 600,000 upon commencement of research in the newly renovated research facility,150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.
On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares. On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares. For the period following the Cliff from June 30 to March 31, 2022, Field Trip issued three quarterly installments totaling 112,500 shares. As of June 30, 2022 Field Trip has 337,500 Jamaica Facility shares still outstanding to be issued.
On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W, adjusted to reflect the Spinout Transaction by dividing the number of shares by 0.859833560.
RELATED PARTY TRANSACTIONS
The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Shareholders
Field Trip entered into shareholder loan agreements with two of its shareholders for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due in five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Company measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The amortized cost of the loans as at June 30, 2022 was $53,873 and total interest income accrued at market rate in profit or loss for the three months ended was $688.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at June 30, 2022 includes seventeen directors and executive officers of the corporation. Key management personnel compensation for the three months ended June 30, 2022 and 2021 was comprised of:
	3 months ended June 30, 2022	3 months ended June 30, 2021
	$	$
Salaries	1,335,566	497,827
Share-based compensation	1,888,362	406,812
	3,223,928	904,639
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended June 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited consolidated financial statements.
There have been no material changes in any of the critical accounting policies and estimates during the current fiscal quarter.
ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Cash and cash equivalents, funds held in trust, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at June 30, 2022, the Company had $44,522,660 of cash and cash equivalents.
RISKS AND UNCERTAINTIES
The Company’s AIF dated March 31, 2022 sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties AIF, which are incorporated in this MD&A by reference, are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the AIF for details).